UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form N-8F


Application for Deregistration of Certain Registered Investment Companies.


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [ ] Liquidation

     [X] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: MONY America Variable Account S

3.   Securities and Exchange Commission File No.: 811- 05100

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 1290 Avenue of the Americas, New York, NY 10104.

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form: Douglas J. Ray, MONY Life Insurance Company of America, 1290 Avenue of the Americas, New York, NY 10104, (212) 314-2007.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]: The records are maintained by JPMorgan Investors Services Co., 73 Tremont Street, Boston, MA 02108 and AXA Equitable Life Insurance Company, 1290 Avenue of the Americas, New York, NY 10104.

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [ ] Management company;

     [X] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end  [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Arizona
                                                                          e11991
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11.  Provide the name and address of each investment adviser of the fund
     (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind. As a result, it has not had an investment adviser during the last five years.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: Applicant has made no public offering of its securities in the last five years and does not propose to make a public offering. As a result, it has not had a principal underwriter during the last five years.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es): The depositor's name is MONY Life Insurance Company of America, and its mailing address is 1290 Avenue of the Americas, New York, NY 10104.

     (b) Trustee's name(s) and address(es): No trustee was ever appointed for the Applicant, because it is an insurance company separate account.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [X] Yes [ ] No

     If Yes, for each UIT state: Name(s): MONY America Variable Account S

        File No.: 811-05100
        Business Address: 1290 Avenue of the Americas, New York, NY 10104

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ] Yes [X] No

     If Yes, state the date on which the board vote took place:

     If No, explain: There was no formal board meeting to decide to abandon the registration. The Applicant is an insurance company separate account established for the purpose of offering units of interests in the Applicant in connection with offering variable life insurance policies to members of the public. The Board of Directors of MONY Life Insurance Company of America approved the establishment of the Applicant, and the offering of certain variable life insurance policies through the Applicant, in 1987. All of the variable life insurance policies offered pursuant to that authorization have lapsed, been surrendered, or paid out their death benefits according to their terms. As a result, the units of interest in the Applicant are beneficially owned by fewer than one hundred persons. The Applicant is not making, and does not presently propose to make, a public offering of securities.

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [ ] Yes [X] No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain: The Applicant no longer has any shareholders. The
     Applicant is an insurance company separate account established for the purpose of offering units of interests in the Applicant in connection with offering variable life insurance policies to members of the public. All of the variable life insurance policies offered through the Applicant have lapsed, been surrendered, or paid out their death benefits according to their terms. Therefore, there are no longer any assets in the Applicant, or any shareholders of the Applicant.
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II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [ ] Yes [ ] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

     (b) Were the distributions made on the basis of net assets?

         [ ] Yes [ ] No

     (c) Were the distributions made pro rata based on share ownership?

         [ ] Yes [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:
         Were any distributions to shareholders made in kind?

         [ ] Yes [ ] No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

         Has the fund issued senior securities?

         [ ] Yes [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?
     [ ] Yes [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?
     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
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III. Assets and Liabilities

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [ ] Yes [ ] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

     [ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes [ ] No

     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

         (i) Legal expenses:
         (ii) Accounting expenses:
         (iii) Other expenses (list and identify separately):
         (iv) Total expenses (sum of lines (i)-(iii) above):

     (b) How were those expenses allocated?

     (c) Who paid those expenses?

     (d) How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes [ ] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:
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V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes [X] No

     If Yes, describe the nature and extent of those activities:


VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

     (b) State the Investment Company Act file number of the fund surviving the
         Merger: 811- __________

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of MONY America Variable Account S, (ii) he or she is the Vice President and Associate General Counsel of MONY Life Insurance Company of America, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                                   (Signature)

                                                   /s/ Dodie Kent
                                                   ------------------------
                                                   Dodie Kent